Alliance World Dollar Government Fund II, Inc.				Exhibit 77C
811-7732


77C - Matters submitted to a vote of security holders


A Special Meeting of Shareholders of Alliance World Dollar Government Fund II, Inc. ("AWDGF II") was held on March 29, 2006. A description of each proposal and number of shares voted at the meeting are as follows:



Shares
Voted For


Shares
Withheld

To elect three Directors of AWDGF II for a term of two or three years and until his successor is duly elected and qualifies.

Class Two Nominee (term expires 2008):

D. James Guzy


Class Three Nominees (terms expire 2009:

Marc O. Mayer

Marshall C. Turner, Jr.







60,315,635




60,353,864

60,363,765






















1,332,648




1,294,419

1,284,519




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